Exhibit 21
SUBSIDIARIES OF THE COMPANY
(As of April 30, 2026)1

Subsidiaries	State or Jurisdiction of Incorporation or Organization
Big Heart Pet Brands, Inc.	Delaware
Big Heart Pet, Inc.	Delaware
CP APN, Inc.	Delaware
Hostess Brands, LLC	Delaware
Hostess Parent, LLC	Delaware
J.M. Smucker LLC	Ohio
NU Pet Company	Delaware
Smucker Coffee Silo Operations, LLC	Louisiana
Smucker Foods of Canada Corp.	Canada
Smucker Foods, Inc.	Delaware
Smucker Foodservice, Inc.	Ohio
Smucker Innovation, Inc.	Ohio
Smucker International, Inc.	Ohio
Smucker International Holding Company	Ohio
Smucker Retail Foods, Inc.	Ohio
The Folger Coffee Company	Ohio
The Folgers Coffee Company	Delaware

1 Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of certain subsidiaries of the Company have been omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of April 30, 2026.